Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

09046212

SEC Mail Processing
Section

MAY 15 2009

Washington, DC
110

MACQUARIE

13 May 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SUPPL

Yours sincerely

pp. M Leonard

Dennis Leong
Company Secretary

dle 5/19

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20,000,000 @ $27.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Capital raising of A$540million to institutional shareholders to further enhance Macquarie's capital position - refer ASX release 1 May 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 May 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	303,459,984	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,220,108	Options over Ordinary Shares at various exercise prices
		1,428,600	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,428,600 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 May 2009
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	24 April 2009 re the Macquarie Wrap Cash Account.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 April 2009 and 5 May 2009.
No. of securities held prior to change	80,306.36 Macquarie Wrap Cash Account units held by W Richard Sheppard.
Class	Macquarie Wrap Cash Account units.
Number acquired	1,278.28 units acquired on 30 April 2009.
Number disposed	1,851.39 units disposed of on 5 May 2009.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per Macquarie Wrap Cash Account unit.
No. of securities held after change	79,733.25 Macquarie Wrap Cash Account units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Macquarie Wrap Cash Account units acquired as a result of income distribution received. Units disposed of as a result of portfolio management fees.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/142235_1

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

6 May 2009

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX Release – 8 May 2009

Macquarie Group Limited (ASX:MQG)

NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT 2001

This notice is given by Macquarie Group Limited ("**MQG**") under section 708A(5)(e) of the *Corporations Act 2001* (Cth) ("**Act**").

MQG confirms that:

(a) MQG today issued 20,000,000 ordinary shares under the Institutional Placement announced on 1 May 2008 without disclosure under Part 6D.2 of the Act;

(b) as at the date of this notice, MQG has complied with:

  (i) the provisions of Chapter 2M of the Act (other than subsection 323D(3) in relation to a small number of its consolidated entities in the US whose financial years were not synchronised with MQG's own financial year by 12 months after the situation that called for consolidation arose) as they apply to MQG; and

  (ii) section 674 of the Act; and

(c) as at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) and 708A(8) of the Act.

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	27,986
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,018 @ $32.26 1,268 @ $32.75 23,700 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 May 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	303,487,970	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,189,241	Options over Ordinary Shares at various exercise prices
		1,428,600	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,428,600 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 May 2009
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

ASX Release

MACQUARIE GROUP LIMITED SHARE PURCHASE PLAN

11 May 2009 – Please find attached the following offer material for the Macquarie Group Limited Share Purchase Plan, details of which were announced to the market on 4 May 2009:

- Offer Document; and
- Application Form.

These documents are provided to ASX in accordance with Listing rule 3.17 for announcement to the Market on 11 May 2009. The documents will be provided to eligible Macquarie ordinary share holders from Monday 11 May 2009.

Yours faithfully

Dennis Leong
Company Secretary

Share Purchase Plan

MACQUARIE GROUP LIMITED
ACN 122 169 279

MACQUARIE

This is an important document offering eligible shareholders the opportunity to apply to purchase up to $A15,000 of Macquarie Group Limited ordinary shares without brokerage or transaction costs. If you are unsure about what to do, please contact your professional adviser.

If you have any questions about the Macquarie Share Purchase Plan after reading this booklet, please call the Registry information line on 1 300 554 096 (telephone outside Australia +61 3 9415 4137).

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

Key Dates*

Thursday 30 April 2009	**Record Date 7.00pm (Sydney time)** The date on which Macquarie determines Eligible Shareholders
Monday 11 May 2009	**Opening Date** The date on which the SPP opens
Friday 29 May 2009	**Closing Date** The date on which the SPP closes. **Applications must be received by 5.30pm (Sydney time)**
Friday 5 June 2009	**Allotment Date** The date on which Shares are allotted, any Scaleback and the issue price of the Shares is announced
Wednesday 10 June 2009	**Despatch Date** The date on which holding statements are sent to Shareholders
Friday 12 June 2009	**Share Trading Date** The date on which Shares commence trading on ASX

* Macquarie has the discretion to alter these Key Dates.

These materials do not constitute an offer of securities for sale in the United States or to "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) ("U.S. Person") and may not be sent or disseminated in, directly or indirectly, the United States or to any U.S. Person in any place. Macquarie's shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("U.S. Securities Act") or the securities laws of any state of the United States and may not be offered, sold or otherwise transferred in the United States or to, or for the account or benefit of, any U.S. Person except in compliance with the registration requirements of the U.S. Securities Act and any other applicable state securities laws or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Registry information line (Australia) 1300 554 096

Registry information line (outside Australia) +61 3 9415 4137

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

11 May 2009

Dear Shareholder

On behalf of the Directors of Macquarie Group Limited (Macquarie), I am pleased to offer you the opportunity to participate in the Share Purchase Plan (SPP), allowing you to apply to purchase up to $A15,000 of Macquarie ordinary shares (Shares) without brokerage and transaction costs.

MACQUARIE

Macquarie recently conducted a placement of Shares to professional investors, raising $A540 million (Placement). The SPP gives you a chance to increase your Macquarie shareholding at a price (Issue Price) which will be the lesser of:

- the same price as professional investors paid in the Placement reduced by the final dividend of $A0.40, being $A26.60 per Share; or
- the price equal to a five per cent discount to the volume weighted average price of Shares traded during the five trading days immediately prior to the closing date of the SPP, expected to be Friday 29 May 2009, rounded to the nearest cent.

Please note that the future market price of Shares is uncertain and may be below the Issue Price.

Funds raised through the SPP and the Placement will be used to further enhance Macquarie's strong capital position and provide flexibility to continue to take advantage of current and future market opportunities. You can read more about this by visiting our website www.macquarie.com and from the announcements lodged with ASX Limited (ASX).

Participation in the SPP is entirely voluntary. If you are an Eligible Shareholder, you may apply to purchase a parcel of either $A2,500, $A5,000, $A10,000 or $A15,000 of Shares (Parcel).

Macquarie reserves absolute discretion regarding the amount raised under the SPP, including the right to scale back applications (Scaleback). Should this happen, you may be allocated Shares to a value which is less than the Parcel you applied for and the difference will be refunded to you.

Shares issued under the SPP will not be eligible for the final dividend for the year ended 31 March 2009.

On behalf of the Board, I invite you to consider this opportunity to increase your investment in Macquarie.

Yours sincerely

H Kevin McCann
Acting Chairman

Instructions

- If you would like to apply to participate in the SPP, please follow the instructions on the enclosed Application Form.
- To participate, you can either:

  1. **Apply Online:** Apply online by making a payment by BPay®. To do this, you must use the **Reference Number** shown on the Application Form, which is required to identify your holding. **If you make your payment with BPay® you do not need to return your Application Form.**

  OR

  2. **Apply using the enclosed Application Form:** Complete the Application Form, attach a cheque or money order, and submit your application in accordance with the instructions on the Application Form.
     - Cheques and money orders should be made payable to "Macquarie Group Limited - Share Purchase Plan Trust Account"
     - Application Forms together with application monies should be submitted in the reply paid envelope enclosed to Macquarie Group Limited, c/- Computershare Investor Services Pty Limited, GPO Box 505, Melbourne VIC, 8060. New Zealand holders will need to affix the appropriate postage. Alternatively, Application Forms together with application monies can be submitted in person by visiting Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2000.
- All payments and applications must be received no later than **5.30pm (Sydney time) on Friday 29 May 2009.**
- You will not be able to withdraw or revoke your application or BPay® payment once you have submitted it or made it.

Terms and Conditions

Important Notice: If you apply to participate in the SPP by completing and returning the Application Form or making a BPay® payment, you are accepting the risk that the market price of Shares may change between the date of this offer, the date on which you send in an Application Form or make a BPay® payment and the Allotment Date. This means that it is possible that, up to or after the Allotment Date, you may be able to buy Shares at a lower price than the Issue Price.

We encourage you to seek your own professional advice regarding your participation in the SPP.

Investments in Macquarie are not deposits with or other liabilities of Macquarie, or of any other entity in the Macquarie Group and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No member of the Macquarie Group guarantees any particular rate of return or the performance of Macquarie, nor do they guarantee the repayment of capital from Macquarie.

The following information sets out the terms and conditions of the SPP (Terms and Conditions).

1 Offer timetable

1.1 This offer is dated and opens on Monday, 11 May 2009 (Opening Date).

1.2 The offer closes at 5.30pm (Sydney time) on Friday, 29 May 2009 (Closing Date). Applications by BPay® or by cheque or money order accompanied by a hard copy Application Form may not be processed or may not be valid if they have not been received by this time.

1.3 It is proposed to allot the Shares on Friday, 5 June 2009 (Allotment Date).

1.4 Macquarie expects to despatch holding statements on or around Wednesday, 10 June 2009 (Despatch Date).

1.5 Macquarie expects the Shares will commence trading on ASX on Friday, 12 June 2009 (Share Trading Date).

1.6 Macquarie can change, at any time, the Closing Date, Allotment Date, the Share Trading Date and the Despatch Date (even if the offer has opened, or BPay® payments or Application Forms have been received) by lodging a revised timetable with ASX.

2 Eligible Shareholders

2.1 You are an Eligible Shareholder and may participate in the SPP if you were a registered holder of Shares with an address in Australia or New Zealand at 7.00pm (Sydney time) on Thursday, 30 April 2009, unless:

(a) you hold Shares on behalf of another person who resides outside Australia or New Zealand, in which case you will not be eligible to participate in respect of the Shares of that person; or

(b) you are a "U.S. Person" as defined in Regulation S under the U.S. Securities Act; or

(c) you are acting for the account or benefit of a U.S. Person, in which case you will not be eligible to participate in respect of the Shares of that person.

2.2 The offer is being made to New Zealand shareholders in reliance on the Securities Act (Overseas Companies) Exemption Notice 2002.

2.3 *For the purposes of determining eligibility*, joint holders of Shares are taken to be a single registered holder of Shares and the agreements, acknowledgments and certifications under paragraph 3.6 below are taken to have been given by all joint holders.

2.4 Where a trustee or nominee is a registered holder of Shares and is expressly noted on the register as holding Shares on account of a beneficiary, the beneficiary will be taken to be the registered holder of those Shares. An application for Shares by, or an issue of Shares to, the trustee or nominee will be taken to be an application by, or an issue to, the beneficiary and an agreement, acknowledgment or certification by the trustee or nominee will be taken to be an agreement, acknowledgment or certification by the beneficiary.

Where a trustee or nominee is a registered holder of Shares but is not expressly noted on the register as holding Shares on account of a beneficiary, the trustee or nominee may only participate as a single registered holder of Shares.

The following table sets out the eligibility criteria (assuming in each case that the relevant registered holder is a registered holder of fully paid Shares at 7.00 pm (Sydney time) on Thursday, 30 April 2009 and the holder is not otherwise excluded under paragraph 2.1 (a), (b) or (c) above).

2.5 If you are an Eligible Shareholder, your rights under this offer are personal to you and are non-renounceable, so you may not transfer them.

Type of holder	Registered address in Australia or New Zealand?	Eligible?	Participation level*
Individual	Yes	Yes	Selection from one of the four Parcels ($A2,500, $A5,000, $A10,000 or $A15,000)
	No	No	None
Joint holders	Yes	Yes	Selection from one of the four Parcels ($A2,500, $A5,000, $A10,000 or $A15,000) for the joint holding
	No	No	None
Company (including trustee/nominee holders who hold Shares as principal)	Yes	Yes	Selection from one of the four Parcels ($A2,500, $A5,000, $A10,000 or $A15,000)
	No	No	None
Nominee/Trustee that does not hold Shares as principal	Yes	Yes	Selection from one of the four Parcels ($A2,500, $A5,000, $A10,000 or $A15,000), unless there is a beneficial holder who is expressly noted on Macquarie's share register (by name or account number), in which case an Application is permitted to be submitted by each expressly noted beneficial holder
	No	No	None
Beneficial holder who is expressly noted on Macquarie's share register (by name or account number)	Yes	Yes	Selection from one of the four Parcels ($A2,500, $A5,000, $A10,000 or $A15,000) **provided that** the nominee or trustee who is the registered holder is eligible and applies on behalf of the beneficial holder
	No	No	None

* The actual cost of subscribing for Shares under the SPP will be based on your selected Parcel as adjusted for rounding and Scaleback in accordance with paragraphs 5 and 7 below. The permitted Application level is also subject to these Terms and Conditions.

3 Applications for Shares

Limitations on applications

3.1 If you are an Eligible Shareholder, you may apply to acquire a Parcel of either $A2,500, $A5,000, $A10,000 or $A15,000 of Shares.

3.2 Eligible Shareholders who receive more than one offer under the SPP (for example, because they hold Shares in more than one capacity) may submit more than one Application (using multiple Application Forms or the **Reference Number** shown on the Application Forms) but may not apply for Shares with an aggregate cost of more than $A15,000.

Completing the Application Form and paying for Shares

3.3 If you would like to participate in the SPP, you must either:

(a) Apply online: apply online by making a payment using BPay®. To do this, you must use the Reference Number shown on your Application Form, which is required to identify your holding. **If you make your payment by BPay® you do not need to complete or return an Application Form;**

OR

(b) Apply using your enclosed hard copy Application Form: complete the Application Form, attach a cheque or money order, and submit it by mail or in person in accordance with the instructions on the Application Form.

Macquarie's discretion regarding applications

3.4 Macquarie may accept or reject applications to acquire Shares under the SPP, including (but not limited to) cases where:

(a) an Application Form is incorrectly completed, incomplete or otherwise determined by Macquarie to be invalid;

(b) a cheque is dishonoured or has not been completed correctly;

(c) a cheque or money order is not made out for the exact amount of the Parcel of Shares selected on the Application Form;

(d) a BPay® payment is not received, or is incomplete or invalid;

(e) an applicant appears to be applying for more than $A15,000 of Shares (in aggregate) at the Issue Price;

(f) an Application Form is received after the Closing Date. While Macquarie has a discretion to accept late BPay® payments, Application Forms and cheques or money orders, there is no assurance that it will do so. Late BPay® payments, Application Forms and cheques or money orders, if not processed, will be returned to you at your registered address or refunded; or

(g) Macquarie believes an applicant is not an Eligible Shareholder (subject to compliance with any applicable Australian Securities & Investments Commission or ASX requirements).

Interest

3.5 No interest will be paid on any application monies, including any application monies returned to you.

Significance of paying by BPay® or sending in an Application Form

3.6 If you apply to participate in the SPP by submitting a BPay® payment or completing and returning the Application Form:

(a) you confirm that you are an Eligible Shareholder and represent and warrant that you are not

(i) a "U.S. Person" as defined in Regulation S under the US Securities Act and are not acting for the account or benefit of a U.S. Person, or

(ii) otherwise a person to whom it would be illegal to make an offer or issue of Shares under the SPP;

(b) you certify that you have not applied for more than $A15,000 of Shares under the SPP and any similar arrangement in the 12 months prior to your application, even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP;

(c) you agree that your application is made on these Terms and Conditions;

(d) you accept that you will not be able to withdraw or revoke your Application or BPay® payment once you have sent it in;

(e) you authorise Macquarie (and its officers or agents) to correct any error or omission in your Application Form and to complete the Application Form by the insertion of any missing details;

(f) you acknowledge that Macquarie may at any time determine that your Application Form is valid, in accordance with these Terms and Conditions, even if the Application Form is incomplete, contains errors or is otherwise defective;

(g) you agree that where you have previously provided Macquarie or its securities registry with bank account details for the purpose of direct credit of Macquarie dividends, any refund to be paid to you under these Terms and Conditions may be direct credited into that nominated account;

(h) you accept the risk associated with any refund that may be sent to you by direct credit or cheque to your address shown on Macquarie's register;

(i) you are responsible for any dishonour fees or other costs Macquarie may incur in presenting a cheque for payment which is dishonoured;

(j) you acknowledge that neither Macquarie nor Computershare Investor Services Pty Limited has provided you with investment advice or financial product advice, and that neither has any obligation to provide this advice, concerning your decision to apply for and buy Shares;

(k) you acknowledge that Macquarie is not liable for any exercise of its discretions referred to in these Terms and Conditions;

(l) you irrevocably and unconditionally agree to these Terms and Conditions and agree not to do any act or thing which would be contrary to the spirit, intention or purpose of the SPP;

(m) you acknowledge that the Shares have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdictions in the United States, or in any other jurisdiction outside Australia or New Zealand and accordingly, the Shares may not be offered, sold or otherwise transferred except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and any other applicable securities laws; and

(n) you agree not to send any materials relating to the SPP to any person in the United States or that is, or is acting for the account or benefit of, a U.S. Person.

3.7 The postal acceptance rule does not apply to acceptance of this offer. If the full amount is not received via BPay® or tendered by cheque or money order with a completed Application Form by the closing time for the offer, Macquarie reserves the right to refund the money received without interest or return the cheque and Application Form to you and not allot any Shares to you.

4 Issue Price

4.1 You agree to pay the Issue Price per Share for the value of the Parcel of Shares you have selected on the Application Form.

4.2 The Issue Price will be an amount equal to the lesser of:

(a) $A26.60; and

(b) a five per cent discount to the volume weighted average price of Shares traded during the five ASX trading days immediately prior to the Closing Date (rounded to the nearest cent).

4.3 The volume weighted average market price will be calculated as the simple average of the daily volume weighted average prices (rounded to four decimal places) of Shares traded on ASX excluding special crossings, crossings prior to commencement of normal trading, crossings during the closing and after hours adjust phase, and overseas trades or trades pursuant to the exercise of options over Shares, any overnight crossings and any other sales which Macquarie considers may not be fairly reflective of natural supply and demand.

5 Rounding of Shares

If you apply for Shares under the SPP you will apply for a certain Parcel value rather than a certain number of Shares. Subject to these Terms and Conditions, the number of Shares you are allocated will be determined by:

(a) if there is no Scaleback applied to your allotment in accordance with paragraph 7 below (Scaleback), dividing the value of the Parcel of Shares you have applied and paid for by the Issue Price; or

(b) if there is a Scaleback applied to your allotment, the scaled back amount of your Parcel divided by the Issue Price.

(i) If the calculation above produces a fractional number, the number of Shares you will be allotted will be rounded down to the nearest whole number.

6 Ranking of Shares

Shares issued under the SPP **will not be eligible for the final 2009 dividend** for the year ended 31 March 2009 to be paid on 3 July 2009. The Shares will otherwise rank equally with existing Shares quoted on ASX, with the same voting rights and other entitlements.

7 Scaleback

7.1 Macquarie reserves absolute discretion regarding the amount raised under the SPP, including the right to Scaleback applications.

7.2 If there is a Scaleback, you may not receive the full Parcel of Shares for which you have applied. If a Scaleback produces a fractional number when applied to your Parcel, the number of Shares you will be allotted will be rounded down to the nearest whole number of Shares.

7.3 In the event of a Scaleback, each applicant will be scaled back based on their Parcel size, shareholding at Record Date, or a combination of both. The difference between the value of the Shares allotted (calculated at the Issue Price) and the application money received will be refunded to you by Macquarie, without interest, following allotment. Amounts will be refunded by direct credit to your nominated account for the payment of Macquarie's dividends or by cheque mailed to your address as shown on Macquarie's register.

8 Donation to Charity or refund

If no Scaleback is applied to your allotment, your allocation of Shares will be rounded down to the nearest whole number of Shares. Any residual amount will be dealt with as follows:

(a) if the residual amount is less than $A2, the residual amount will be donated to a charity or charities nominated by Macquarie; and

(b) if the residual amount is $A2 or more, the residual amount will be refunded to you without interest. Residual amounts will be refunded by direct credit to your nominated account for the payment of Macquarie dividends or by a cheque mailed to your address as shown on Macquarie's register. Until the Shares are allotted under the SPP, Macquarie will hold the application monies on trust for applicants.

9 Administration of the SPP

9.1 Macquarie reserves the right to withdraw the offer or suspend or terminate the SPP at any time up to the Allotment Date.

9.2 Macquarie reserves the right to waive compliance with any provision of these Terms and Conditions. Macquarie may amend these Terms and Conditions and, where there is any uncertainty as to the operation of the SPP, may make determinations about the operation, and may do so in each case generally or in relation to any participant or application. Any amendment or determination that is made by Macquarie will be conclusive and binding on all eligible Macquarie shareholders and other persons to whom the determination relates.

10 Governing Law

These Terms and Conditions are governed by the laws in force in New South Wales and are to be interpreted in accordance with their spirit, intention and purpose.

11 Underwriting

The SPP will not be underwritten.

If you have any questions, please contact Macquarie's Share Registry:

Registry information line (Australia) 1300 554 096
Registry information line (outside Australia) +61 3 9415 4137

Postal deliveries:
Macquarie Group Limited
c/- Computershare Investor Services Pty Limited
GPO Box 505
Melbourne VIC 8060

Hand deliveries:
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

MACQUARIE

Macquarie Group Limited
ABN 94 122 169 279

Computershare

All correspondence to:
Computershare Investor Services Pty Ltd
GPO Box 505 Melbourne
VIC 8060 Australia
Enquiries (within Australia) 1300 554 096
(outside Australia) +61 3 9415 4137
web.queries@computershare.com.au
www.computershare.com

Securityholder Reference Number (SRN)

I 1234567890 IND

For your security keep your SRN/HIN confidential.

000001
000
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

Reference Number:
Record Date: 7:00pm (Sydney time) Thursday 30 April 2009
Closing Date: 5:30pm (Sydney time) Friday 29 May 2009

Macquarie Share Purchase Plan Application Form

This personalised form can only be used in relation to the shareholding represented by the SRN or HIN printed above. This is an important document and requires your immediate attention. If you are in doubt about how to deal with this document, please consult your financial or other professional adviser. Capitalised words not defined in this Application Form are defined as set out in the Macquarie Group Limited Share Purchase Plan (SPP) Booklet.

Pursuant to the terms and conditions (Terms and Conditions) of the SPP contained in the booklet to Macquarie Group Limited (Macquarie) shareholders dated 11 May 2009, Macquarie is offering each eligible shareholder the opportunity to apply to purchase a parcel of Macquarie ordinary shares (Shares) of either $A2,500, $A5,000, $A10,000 or $A15,000 (Parcel).

If you do not wish to apply to purchase additional Shares under the SPP offer, there is no need to take action.

By submitting an application, you agree to be bound by the Constitution of Macquarie and the Terms and Conditions.

METHOD OF APPLICATION

You can apply for Shares and make your payment either by BPay®, cheque or money order. Details on these payment methods are detailed overleaf. **If you are paying by BPay® you do not need to complete the Payment Slip below.**

This Application Form and the BPay® Biller Code and Reference Number set out below are specific to the shareholding identified above and can only be used by the shareholder recorded above.

MQG SPRB 025755 - V3

▼ **PLEASE DETACH HERE** ▼

Paperclip cheque(s) here. Do not staple.

MACQUARIE

Macquarie Group Limited
ABN 94 122 169 279

Please see overleaf for Payment Options

B PAY
Biller Code: 123456
Ref No: 1234123412341234123412

I/We wish to purchase: ☐ $A2,500 **or** ☐ $A5,000 **or** ☐ $A10,000 **or** ☐ $A15,000

These Share amounts may be subject to rounding and Scaleback in accordance with the Terms and Conditions of the SPP.

Payment Details – Please note that funds are unable to be directly debited from your bank account

Drawer	*Cheque number*	*BSB number*	*Account number*	*Cheque amount*
				$A

Make your cheque or money order payable to 'Macquarie Group Limited - Share Purchase Plan Trust Account'

Contact Details Please provide your contact details in case we need to speak to you about this slip

Name of contact person	**Contact person's daytime telephone number**
	( )

1234567890123456+1234567890-1234+12

How to Apply

Payment Details

You can apply to purchase a Parcel by either:

1 **Paying online:** *You can apply online by making a payment by BPay®. To do this, you must use the Biller Code and Reference Number shown on* the payment slip at the bottom of this Application Form (Payment Slip), which is required to identify your holding. **If you make your payment with BPay® you do <u>not</u> need to return your Payment Slip.**

- You may make your payment from a cheque or savings account by either telephone or internet banking. Simply follow the instructions provided by your financial institution. For more information visit www.bpay.com.au
- Your BPay® payment must be received no later than 5.30pm (Sydney time) on Friday 29 May 2009. You should be aware that your own financial institution may implement earlier cut-off times with regards to electronic payment, and you should therefore take this into consideration when making payment.

OR

2 **Paying by cheque or money order:** Complete the Payment Slip, paper clip (do not staple) your cheque or money order made payable to 'Macquarie Group Limited - Share Purchase Plan Trust Account', and submit them together, either:

By mail - using the enclosed reply paid envelope
(New Zealand holders will need to affix the appropriate postage) to:

Macquarie Group Limited
c/- Computershare Investor Services Pty Limited
GPO Box 505
Melbourne VIC 8060

OR

In person - at

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

SPRB

- Your cheque or money order must be in Australian currency, be drawn on an Australian branch of a financial institution and crossed Not Negotiable.
- Your Payment Slip and cheque or money order must be received no later than 5.30pm (Sydney time) on Friday 29 May 2009. You should allow sufficient time for this to occur.

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited (CIS), as registrar for Macquarie, for the purpose of maintaining registers of shareholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001 (Cth), you may be sent material (including marketing material) approved by Macquarie in addition to general corporate communications.

You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this Application Form or by e-mailing privacy@computershare.com.au

MQG

If you have any enquiries concerning this Application Form, please contact CIS on 1300 554 096.

This form may not be used to notify your change of address. For information, please contact CIS on 1300 554 096 or visit www.computershare.com (certificated/issuer sponsored holders only).

CHESS holders must contact their Stockbroker to notify a change of address

025755 - V5

Payment Options:

Biller Code: 123456
Ref No: 123412341234123412

Telephone & Internet Banking – BPAY®

You may make a payment from a cheque or savings account by either telephone or internet banking. More info: www.bpay.com.au

By Mail
Macquarie Group Limited
C/- Computershare Investor Services
Pty Limited
GPO Box 505
Melbourne VIC 8060
AUSTRALIA

Entitlement Number: <xxxxxxxxxx>

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	6 May 2009 re Macquarie Wrap Cash Account ("MWCA") units and 28 November 2008 re Macquarie Group Limited fully paid ordinary ("MQG") shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary.
Date of change	6 May 2009 and 7 May 2009.
No. of securities held prior to change	• 79,733.25 MWCA units held by W Richard Sheppard; • 23,126 MQG shares held by W Richard Sheppard (8,519 of which held via the Executive Committee sub-plan of the MGSSAP); and • 244,664 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary.
Class	• MWCA units; and • MQG ordinary shares.
Number acquired	473.64 MWCA units acquired on 6 May 2009 by Richard Sheppard.
Number disposed	14,607 MQG shares disposed of on 7 May 2009 by Richard Sheppard.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/143418_1

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• \$1.00 per Macquarie Wrap Cash Account unit acquired on 6 May 2009; and • \$35.02 per MQG share sold on 7 May 2009.
No. of securities held after change	• 80,206.89 MWCA units held by W Richard Sheppard; • 8,519 MQG shares held by W Richard Sheppard held via the Executive Committee sub-plan of the MGSSAP; and • 244,664 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MWCA units acquired as a result of tax credits; and • MQG shares disposed of via on-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 May 2009

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	67,656
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,836 @ $32.26 43,152 @ $32.75 18,668 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 May 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	303,555,626	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,162,042 1,428,600	Options over Ordinary Shares at various exercise prices Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,428,600 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 May 2009
(Assistant Company Secretary)

Print name: Paula Walsh

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+ See chapter 19 for defined terms.